FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
-

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of the following increases in interests in American Depositary Shares (ADSs) of GlaxoSmithKline plc purchased at a price of $52.0208 per ADS on 11 April 2014, in respect of the personal holdings of the under-mentioned Director, Persons Discharging Managerial Responsibility (PDMR) and Connected Person
following the re-investment of the dividend paid to shareholders on 10 April 2014
.

Director/PDMR	Number of ADSs	Connected Person	Number of ADSs
Dr M M Slaoui	1,788.686	Dr K Slaoui	20.762
Mrs D P Connelly	895.847	-	-
Mr J Ford	34.235	-	-
Mr W C Louv	301.078	-	-
Mr D E Troy	825.851	-	-

The Company was advised of this information on 16 April 2014.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary
17 April 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 17, 2014

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc